Invesco PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 1000 Houston, TX 77046

713 626 1919 www.invesco.com/us
November 21, 2012
Via EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	AIM Sector Funds (Invesco Sector Funds) File Nos: 811-03826 and 002-85905
Dear Mr. Di Stefano:
     Below are responses to your comments, which we discussed on November 13, 2012, regarding the Preliminary Proxy Statement filed on Schedule 14A (the “Proxy Statement”) for AIM Sector Funds (Invesco Sector Funds’) (the “Registrant”). The Proxy Statement was filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 5, 2012, pursuant to the Investment Company Act of 1940, as amended, and Section 14(a) under the Securities Exchange Act of 1934, as amended, and is scheduled to go effective in December 2012. The purpose of the Proxy Statement is to request shareholders of Invesco Utilities Fund (the “Fund”), a series of the Registrant, to eliminate one of the Fund’s fundamental investment restrictions. For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.
1. Comment: In the paragraph entitled “What is the Proposal to Be Voted on at the Special Meeting?,” why are the shareholders being requested only to approve the elimination of one of the Fund’s fundamental investment restrictions?
     Response: Elimination of one of the Fund’s fundamental investment restrictions requires the approval of shareholders pursuant to the Fund’s Statement of Additional Information. Changes to the Fund’s name, investment objective and principal investment strategies have each been approved by the Registrant’s Board of Trustees and do not require shareholder approval under the Registrant’s prospectus or governing documents.
2. Comment: Add a separate question and answer that states how the Fund’s investments under the proposed investment strategy will differ from the investments under the current investment strategy.
Response: The requested information has been added as follows:
How Will the Fund’s Investments be Affected by the Proposed Change to the Fund’s Investment Strategy?
Currently, the Fund is a sector fund that invests at least 80% of its net assets in securities of issuers engaged in utilities-related industries. The principal investment strategy that would apply if the Proposal is approved would require the Fund to invest at least 80% of its net assets in dividend-paying equity securities and in other instruments that have economic characteristics similar to such securities. While this new strategy would likely still include investments in utilities-related issuers, the Fund’s investments would be more broadly diversified to include dividend-paying equity securities in other sectors such as Consumer Staples, Health Care and Energy, among others. To effect this change, a portion of the Fund’s current investments in utilities-related issuers would be sold and the Fund would purchase dividend-paying equity securities in new sectors, resulting in the holdings in the Fund’s portfolio being significantly different than the holdings under the current strategy. The tax impact and transaction costs associated with this repositioning are described below and under the “What is the Tax Impact of the Portfolio Repositioning Resulting from the Proposed Changes?” section of this Proxy Statement.
3. Comment: In the proposed investment strategy for the Fund, include an 80% test as described by Rule 35d-1.
     Response: The 80% test has been added to the proposed investment strategy for the Fund as follows: “The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in dividend-paying equity securities and in other instruments that have economic characteristics similar to such securities.” The description of the 80% test will also appear in the Q&A, as noted in Response #2 above.
4. Comment: The paragraph entitled “How May a Shareholder Proposal Be Submitted” states that “...the Trust must receive proposals within a reasonable time, as determined by the Trust’s management...” Revise this statement to specify the time frame for submitting a shareholder proposal.
     Response: The Registrant respectfully declines to make the requested change as the current disclosure is consistent with Item 1(c) of Schedule 14A and Rule 14a-8(e), which states that the deadline to submit shareholder proposals at other than an annual meeting should be a “reasonable time” before the company begins to print and send proxy materials. The Registrant generally announces special shareholder meetings in sufficient time in advance of mailing proxy materials for shareholders to submit a proposal to be considered for inclusion at the meeting.
5. Comment: In the chart describing the differences between the Fund as it is currently positioned and the Fund as it would be positioned if the proposal is approved, add disclosure to the proposed Principal Risks regarding small capitalization risk and emerging market risk if applicable.
     Response: Disclosure regarding small-capitalization risk and emerging market risk has not been included as these risks are not principal risks of the Fund. However, the Fund’s principal investment strategy will be modified to indicate that the Fund may invest in securities issued by companies of any market capitalization but currently focuses on large capitalization companies.
6. Comment: In the chart describing the differences between the Fund as it is currently positioned and the Fund as it would be positioned if the proposal is approved, add disclosure to the proposed Principal Risks regarding synthetic securities, if applicable.
     Response: The Fund does not currently intend to invest in synthetic securities to achieve its investment objective and, therefore, no synthetic securities risk has been added. If in the future the Fund intends to begin investing in synthetic securities, the Registrant will add appropriate risk disclosure to the prospectus.

7. Comment: In the chart describing the differences between the Fund as it is currently positioned and the Fund as it would be positioned if the proposal is approved, also show the Fund’s expense ratios without considering any expense waivers.
     Response: The Fund’s gross expense ratio is not expected to increase as a result of shareholder approval of the Proposal and the resulting change to the Fund’s investment objective and principal investment strategies. Disclosure to this effect and the Fund’s current gross expense ratios have been added to footnote 1 of the chart.
8. Comment: In the section entitled “What is the Tax Impact of the Portfolio Repositioning Resulting from the Proposed Changes?,” discuss that there is no assurance that the Fund will receive an exemption under Section 19(b) and describe the consequences to the Fund if the exemption is not granted.
     Response: After further internal discussion, the information regarding possible exemptions under Section 19(b) has been removed from the Proxy Statement. The Registrant believes that a description of the Section 19(b) exemption is merely descriptive of the process for paying a dividend and potentially confusing to shareholders. Whether the Fund makes such an additional distribution in February 2013 to pay out any gains realized in the repositioning of the Fund is subject to a number of factors, including the amount, if any, of such gains realized relative to the aggregate net asset value of the Fund, whether not paying this additional dividend will negatively impact future sales of Fund shares, the potential income tax consequences to shareholders of paying the additional dividend in light of the uncertainty as to tax rates in 2013, as well as whether the Fund obtains exemptive relief under Section 19b to make this additional distribution. The following additional disclosure will be added to the Proxy Statement to further explain the possibility that all or a portion of any such additional capital gains distribution to shareholders might be classified as a return of capital:
“In the event the Fund later realizes capital losses that reduce the amount of capital gains otherwise distributable to shareholders for such fiscal year, all or a portion of such distribution may be classified as a return of capital. Return of capital distributions generally are not taxable to shareholders. Your cost basis in your Fund shares will be decreased by the amount of any return of capital. Any return of capital distributions in excess of your cost basis will be treated as capital gains.”
     With respect to the foregoing comments, Registrant acknowledges the following:
     1. The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.
     2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.
     3. The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
     Please do not hesitate to contact me at (630) 684-6301 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Elizabeth Nelson, Esq.

Elizabeth Nelson, Esq.
Counsel

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